UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No __ )*

                        LEADVILLE MINING & MILLING CORP.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   521738 20 3
                                 (CUSIP Number)

                      Calendar year end: December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521738 20 3


1) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons (entities only

JACK V. EVERETT

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
    --------------

(b)
    --------------

3) SEC Use Only

--------------------------------------------------------------------------------

4) Citizenship or Place of Organization United States

Number of                  (5) Sole Voting Power              975,000
                                                              -------

Shares Bene-
ficially                   (6) Shared Voting Power            -0-

Owned by
Each Reporting             (7) Sole Dispositive Power         -0-
Person
With                       (8) Shared Dispositive rule        -0-
                                                              ---

9) Aggregate Amount Beneficially Owned by Each Reporting Person: 975,000

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NO

11) Percent of Class Represented by Amount in Row 2.3%

12) Type of Reporting Person (See Instructions) IN


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CUSIP No. 521738 20 3


                                    Item 1(a)

Name of Issuer: Leadville Mining & Milling Corp.

                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

                   76 Beaver Street, New York, New York 10005

                                    Item 2(a)

Name of Person Filing: JACK V. EVERETT

                                    Item 2(b)

Address of Principal Business Office or, if none, Residence:

                   76 Beaver Street, New York, New York 10005

                                    Item 2(c)

Citizenship: United States

                                    Item 2(d)

Title of Class of Securities: Common Stock

                                    Item 2(e)

CUSIP Number: 521738 20 3

                                     Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ] Broker or Dealer registered under Section 15 of the Act.

[ ] Bank as defined in Section 3(a)(6) of the Act.

[ ] Insurance Company as defined in Section 3(a)(19) of the Act.

[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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CUSIP No. 521738 20 3


[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

                                     Item 4

Ownership.

(a) Amount Beneficially Owned: 975,000. This amount includes -0- shares held by Mr. ______ wife and 750,000 are issuable upon exercise of options and/or warrants.

(b)  Percent of Class: 2.3%

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote                    975,000
                                                                       -------

     (ii)  shared power to vote or to direct the vote                  -0-

     (iii) sole power to dispose or to direct the disposition of       975,000
                                                                       -------

     (iv)  shared power to dispose or to direct the disposition of     -0-

                                     Item 5

Ownership of Five Percent or Less of a Class.        Not Applicable.

                                     Item 6

Ownership of more than Five Percent on Behalf of Another Person   Not Applicable

                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.


                                      -4-
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CUSIP No. 521738 20 3


Item 8

Identification and Classification of Members of the Group.       Not Applicable.

                                     Item 9

Notice of Dissolution of Group.                                  Not Applicable.

                                     Item 10

Certification.                                                   Not Applicable.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 12, 2001

/s/ Jack V. Everett
---------------------------
Signature

Jack V. Everett, V.P.-Exploration, Director
-------------------------------------------
Name/Title


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